CODE OF ETHICS

As a fiduciary, Breckinridge and its employees owe their undivided loyalty to their clients. We have a duty to act in the best interests of our clients and to make full and fair disclosure of material facts, particularly where the firm’s or employee’s interests may conflict with the client’s.

Breckinridge and its employees must comply with the spirit and the letter of applicable federal securities laws. Rule 204A-1 under the Investment Advisers Act of 1940 requires each registered investment adviser to adopt and implement a written code of ethics that sets forth standards of conduct and require compliance with applicable federal securities laws. As such, Breckinridge has adopted this Code of Ethics (the “Code”) which is designed to:

•	protect our clients by deterring misconduct;

•	educate employees regarding the firm’s expectations and the laws governing conduct;

•	remind employees that they are in a position of trust and must act with complete propriety at all times;

•	protect the reputation of the firm;

•	guard against violation of the securities laws; and

•	establish procedures to determine whether employees are complying with the firm’s ethical principles.

Covered Persons

The Code applies to all employees (“Supervised Persons”). Employees who have access to non-public information regarding investment recommendations or client purchases, sales and holdings will be deemed Access Persons, and will adhere to required personal securities transaction reporting and disclosures. Breckinridge considers all employees (excluding temporary employees) to be Access Persons. From time to time, Compliance may deem a temporary staff member an Access Person. Compliance will notify the temporary employee and the respective manager.

Board of Directors

Board members who are not employees of the firm are considered “independent directors.” They do not have access, and are not provided with access, to non-public information regarding investment recommendations, client trades or holdings. As such, independent directors are not considered Supervised Persons or Access Persons, and they are not subject to the regular reporting or preclearance requirements discussed in this policy. All Board members, including the independent directors, are required to comply with the Board’s conflicts of interest policy, which is signed annually by each member.

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Standards of Business Conduct

Breckinridge is retained by its clients to manage parts of their financial affairs and to represent their interests in many matters. We hold ourselves to the highest standards of fairness in all such matters. Our reputation reflects the quality of our employees and their dedication to excellence in serving our clients. As such, we expect all our employees to comply with the below business conduct standards, whether the conduct is covered by other specific policies and procedures.

•	All employees are expected to comply with applicable federal securities laws.

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Employees must not engage in any professional conduct involving dishonesty, fraud, or deceit or commit any act that reflects adversely on the firm’s and their professional reputation, integrity, or competence.

•	All employees are expected to act with integrity, competence, dignity, and in an ethical manner when dealing with the public, clients, prospects, their employer, and their fellow employees.

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All employees are expected to adhere to the highest standards with respect to any potential conflicts of interest with client accounts – simply stated, no employee should ever enjoy an actual or apparent benefit over the account of any client.

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All persons associated with Breckinridge are expected to preserve the confidentiality of information that they may obtain in the course business and to use such information properly and not in any way adverse to our clients’ interests, subject to the legality of such information.

•	Our employees are expected to conduct their personal affairs in a prudent manner, avoiding any action that could compromise in any way their ability to deal objectively with our clients.

•	All employees are expected to practice, and encourage others to practice, in a professional and ethical manner that will reflect credit on themselves and the profession.

•	All employees are expected to maintain and improve their professional competence and strive to maintain and improve the competence of other investment professionals.

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Employees must disclose any actual or potential conflicts of interest to avoid even the appearance of impropriety. This includes material personal interests or relationships with third parties that are doing business with Breckinridge or seeking to do business with Breckinridge. In such instances, the employee may not be allowed to participate in any decision-making involving the third party.

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Research analysts, traders and portfolio managers have an obligation to disclose any personal investments or interests in securities being discussed or considered for client accounts. Individuals with such conflicts may not be permitted to participate in the investment decisions on the securities.

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•	In connection with the purchase or sale, directly or indirectly, of securities held or to be acquired by clients, employees must not:

•	defraud clients in any manner;

•	mislead clients, including making statements that omit material facts;

•	engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon clients;

•	engage in any manipulative practice with respect to such clients; or

•	engage in any manipulative practice with respect to securities, including price manipulation and rumor mongering.

Failure to Comply with the Code

Breckinridge treats all violations of the Code very seriously. Compliance with the provisions of this Code is a basic condition of employment with Breckinridge. An improper or even the perception of improper behavior can damage the reputation of the firm with its clients and the investment community. Employees are urged to seek the advice of the CCO for any questions on the Code or its specific provisions.

Sanctions

Violations can result in sanctions such as monetary fines, disciplinary actions and termination of employment. In addition to sanctions, violations may result in referral to civil or criminal authorities, where appropriate.

In consultation with the President or other members of management, the CCO will have discretion to impose sanctions. When reviewing violations, the CCO will consider the facts and circumstances surrounding the event, the employee’s trading history, past violations history, whether the security is a client holding or was recently traded, and any other factor that is considered relevant.

The following guidelines are intended to assist the CCO and management in seeking remedial action for identified violations. Actual sanctions imposed could differ from what is stated below based on the facts, circumstances and severity of the violation.

•	1st Violation – Verbal warning;

•	2nd Violation – Written warning that will be included in the employee’s file, and disgorgement of profits to a charity;

•	3rd Violation – Written warning, disgorgement of profits to a charity, and monetary fine to be donated to a charity;

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•	4th Violation – Possible termination of employment.

Material violations will be reported to the President and/or Executive Committee. Employees who have accrued multiple violations from year to year may be required to meet with the President and/or Executive Committee to discuss their personal trading violations and activities.

Reporting Code Violations

Employees are required to promptly report any actual or suspected violations of the Code to the CCO. In the CCO’s absence or if the violation involves the CCO, such reports should be made to the President.

Types of Reports

The types of violations that are required to be reported include, but are not limited to: fraud or illegal activity involving any aspect of our business; material misstatements in regulatory filings, internal books and records, client records or reports; activity that is harmful to clients, noncompliance with applicable laws, rules and regulations; and deviations from internal controls and procedures that safeguard clients and the firm.

Confidentiality

All reports will be treated confidentially to the extent permitted by law, and investigated promptly.

Retaliation

Breckinridge has a zero-tolerance policy on retaliation against any employee who reports a violation of the Code. Retaliatory actions are considered further violations of the Code, and can result in disciplinary actions.

Personal Securities Transactions

Due to the conflicts that can arise from personal trading, Access Persons must comply with all policies and procedures on personal securities transactions. Access Persons may not purchase or sell any security in which the employee has a beneficial ownership unless the transaction occurs in an exempted security or the employee has complied with the provisions set forth in this section.

Prior to entering into any personal securities transaction, employees must ensure they fully understand the personal trading requirements and restrictions. Certain securities will not require preclearance, but they must be reported. Any questions or concerns on the personal trading requirements or restrictions should be directed to Compliance.

For the purposes of personal securities trading, Access Persons generally include the employee’s immediate family members sharing the same household. Therefore, transactional restrictions and requirements apply to the employee and to their family members. See the section on Beneficial Ownership for more complete information.

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Covered Securities

Unless exempted elsewhere in this policy, Access Persons are required to provide periodic reports regarding transactions and holdings in “covered securities.” The term “covered security” is broad and includes (but not limited to) any stock, bond, future, investment contract or other instrument, options, limited partnerships, private funds, investment clubs, except:

•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by open-end registered investment companies, other than funds advised or subadvised by Breckinridge; and

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or subadvised by Breckinridge.

Digital Assets

Access Persons who wish to purchase or sell virtual currency or cryptocurrency coins or tokens that are being offered, or previously were offered, as part of an initial coin offering (“ICO”), should consult with Compliance as to whether such coins or tokens would be considered securities for purposes of this policy.

If Compliance determines, based on the structure of the ICO and relevant SEC guidance, that such coins or tokens should be considered securities, the coins or tokens will be considered covered securities for purposes of this policy. For the avoidance of doubt, virtual currency or cryptocurrency coins or tokens that were created outside the context of an ICO are not deemed securities under this policy.

Reportable Accounts

A reportable account includes any investment account in which the Access Person has direct or indirect beneficial ownership or the ability/authorization to direct trades (regardless of whether the person exercises such authorization). Unless exempted elsewhere in this policy, Access Persons must disclose all reportable accounts, even if there are no holdings or activity in them. Additionally, they are responsible for notifying Compliance of new investment accounts, closed accounts and any other changes to the account status.

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Access Persons do not need to obtain approval prior to opening a new investment account. However, they are required to notify Compliance of the new account. New accounts can be added via the personal trading system, ComplySci (link is available via Gateway). Once Compliance has been alerted to the new account, they will take steps to set up any available electronic feeds. Until the feed is functional, Access Persons will be responsible for submitting appropriate documents to meet the reporting requirements set forth in this policy.

Should an Access Person close an investment account, he/she is responsible for notifying Compliance. Accounts in ComplySci remain active and open until Compliance has received notification that they have been closed. Access Persons should note that brokerage firms may keep an account open for a period of time even after a request to close it. It is the employee’s responsibility to ensure the account is closed so that the reporting obligations over that account are discontinued.

On occasion, Compliance will exempt an account that is not already explicitly exempted in the policy from reporting and/or preclearance requirements. Typically, such accounts will present minimal to no conflicts with our clients. In such cases, it is the Access Person’s responsibility to notify Compliance of any changes to the account so that it continues to meet the exemption status. Furthermore, Access Persons may be required to provide additional documentation and/or periodic certifications on such accounts.

Beneficial Ownership

Access Persons are considered to have beneficial ownership of securities if they have or share a direct or indirect pecuniary interest in the securities. Access Persons have a pecuniary interest in securities if they have the ability to directly or indirectly profit from a securities transaction.

The following are examples of indirect pecuniary interests in securities:

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Securities held by members of employees’ immediate family sharing the same household. Immediate family means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law. Adoptive relationships are included;

•	Employees’ interests as a general partner in securities held by a general or limited partnership; and

•	Employees’ interests as a manager/member in the securities held by a limited liability company.

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The following circumstances constitute beneficial ownership by employees of securities held by a trust:

•	Ownership of securities as a trustee where either the employee or members of the employees’ immediate family have a vested interest in the principal or income of the trust;

•	Ownership of a vested beneficial interest in a trust; and

•	An employee’s status as a settler of a trust, unless the consent of all of the beneficiaries is required in order for the employee to revoke the trust.

Preclearance Requirement

Unless noted otherwise, all personal trades in fixed income securities, private placements, limited offerings, ICOs that are considered securities, and initial public offerings (“IPOs”) must be approved prior to execution. All preclearance requests shall be submitted through ComplySci. A written approval must be obtained prior to entering into the transaction; verbal approvals are not valid.

Approvals are good for the day they are obtained, up to market close (4:00PM). If a trade order is not completed on the day of the approval, the employee must submit another preclearance request on the next trade date. Access Persons are responsible for instructing their brokers that the trade order is only good for the day.

At Compliance’s discretion, approvals may be extended to accommodate certain types of transactions. For example, investments in private placements or IPOs will be extended as necessary to meet the appropriate funding or offering dates as indicated in the offering documents. Please see the section on IPOs, ICOs, Limited Offerings and Private Placements for more details.

IPOs, ICOs, Limited Offerings and Private Placements

Access Persons wishing to acquire beneficial ownership of securities in an IPO, limited offering or private placement must seek approval from Compliance prior to making any investment commitment. Offerings of digital assets may also require preclearance. Access Persons should consult with Compliance before making any commitment to invest in such offerings.

Access Persons may be asked to provide copies of the offering documents and other confirmations to support the request. You will be required to provide an electronic copy of a “trade confirmation” of the investment with the amount and investment date.

As a general rule, employees will not be permitted to participate in offerings where client accounts are also participating. This helps to ensure that the employee’s acquisition of the security has not precluded advisory clients from purchasing the security or obtaining a full allocation, and that the allocation was not offered to the employee strictly by virtue of the person’s position at the firm. Access Persons should discuss investments in any offerings with Compliance before submitting a preclearance request.

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Transactions Exempt from Preclearance Requirement

The following transactions are considered exempt transactions for purposes of the preclearance requirement (but may still require reporting):

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Any transaction in an account over which the employee does not have any direct or indirect influence or control. For example, presuming that such relatives do not reside in the same household as the employee, accounts of family members outside of the immediate family would not be subject to review.

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Any transactions occurring in an account that is managed on a fully-discretionary basis by an unaffiliated investment manager (i.e., the employee does not make the buy/sell decision on individual securities nor is the employee consulted in such decisions).

•	Employees will be required to obtain from their adviser periodic certifications on the account’s discretionary status. Certification letters may be obtained from Compliance.

•	Purchases of securities in DRIPS (dividend reinvestment plans) or AIPs (automatic investment plans).

•	Purchases of securities by the exercise of rights issued to holders of a class of securities on a pro-rata basis.

•	Acquisitions or dispositions of securities as a result of a stock dividend, stock split, or other corporation actions.

•	Purchases or sales of exchange traded funds or notes (ETFs, ETNs), exchange-traded options on broadly-based indices, and closed end funds.

•	Transactions in 529 Plans.

From time to time, Compliance will exempt certain transactions on a case-by-case basis, so long as such transactions pose little to no conflicts with clients and the firm.

Transactional Restrictions and Limitations

Breckinridge expects all employees to abide by the following restrictions and limitations when engaging in personal trading activity. Exceptions beyond what is available in this policy can be granted by the CCO and/or President. Breckinridge anticipates that exceptions would be granted only in limited circumstances.

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Securities Eligible for Client Accounts

Breckinridge has a general prohibition on employees buying any security that would be eligible for client accounts. Access Persons with municipal and/or corporate bonds in their personal investment accounts at the time of employment may hold such positions unless instructed otherwise by Compliance. Access Persons are prohibited from increasing or liquidating such positions without pre-approval from Compliance.

Blackout Periods

Breckinridge strictly forbids “front-running” of client accounts, which is a practice generally understood to be employees personally trading ahead of client accounts. Access Persons are not permitted to enter into a transaction if the security is being traded in any client account. Access Persons must wait until all client trades in the security are completed (or withdrawn) before they can trade personally.

Short-term and Frequent Trading

Access Persons are not permitted to engage in frequent or short-term trading. Securities purchased in an investment account should be held for a minimum of 30 days. The holding period does not apply to ETFs. However, employees should be aware that personal trading volumes are tracked and may be scrutinized by clients and regulators.

Funds or Products Advised by Breckinridge

Investments in funds or products advised by Breckinridge are generally not permitted. Access Persons with such investments in their accounts upon employment with the firm may be allowed to hold the investment with approval by Compliance. However, additional investments or liquidation must be precleared by Compliance.

Rumors

Creating or passing false rumors with the intent to manipulate securities prices or markets can violate the antifraud provisions of federal securities laws. Such conduct is contradictory to our Code, as well as Breckinridge’s expectations regarding appropriate behavior of its employees. Employees are prohibited from knowingly circulating false rumors or sensational information that might reasonably be expected to affect market conditions for one or more securities, sectors, or markets, or improperly influencing any person or entity.

Material, Non-Public Information

All employees are prohibited from entering into any trade (either personally or on behalf of others) while in possession of material, non-public information. Employees should refer to the firm’s Insider Trading policy for additional information.

Reporting

Access Persons are required to submit certain reports via ComplySci. Since many of the due dates are mandated by Rule 204A-1, it is important that reports are submitted by the deadline. Late reports are considered violations and could lead to sanctions.

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Initial Reporting Requirements

Holdings Report

New employees are required to disclose all of their personal securities holdings (both public and private) in covered securities within 10 days of becoming an Access Person. The list should include securities held outside of brokerage accounts (e.g., physical stock certificates). The initial holdings report must be current as of a date not more than 45 days prior to the employee becoming an Access Person.

For each security held, the following information must be provided on the report:

•	Title and type of security

•	Ticker or CUSIP

•	Number of shares held, if applicable

•	Principal amount, if applicable

•	Name of broker, dealer or bank where the security is held

•	Date the report was submitted

Access Persons may provide their most current account statements to satisfy the initial holdings report requirement. Statements should be uploaded into the personal trading system as part of their Initial Accounts and Holdings Report.

Investment Accounts Report

Access Persons must disclose the name of any broker, dealer or bank with which they maintain an account in which any securities are held for their direct or indirect benefit. Account information can be entered directly into ComplySci.

Quarterly Reporting Requirements

Transactions Report

Access Persons are required to submit transactions reports within 30 days after every calendar quarter end. The transaction report must cover all transactions in covered securities, unless those transactions are exempted from reporting, during the entire quarter. For each reportable transaction, the following information must be provided on the report:

•	Date of the transaction

•	Nature of transaction (buy, sell, etc.)

•	Title of security

•	Ticker or CUSIP

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•	Interest rate and maturity rate, if applicable

•	Number of shares, if applicable

•	Principal amount

•	Price of security at which transaction was effected

•	Name of broker, dealer or bank with or through which the transaction was effected

To satisfy this reporting requirement, Access Persons will log into ComplySci, review the list of transactions executed during the period (if any) and certify to the information. Employees with accounts that do not feed directly into the system are required to upload duplicate statements into the system as part of their certification. Statements must cover the entire calendar quarter (all three months).

Annual Reporting Requirements

Holdings Report

On or before January 30 of each year, Access Persons are required to provide a complete list of covered securities in which they have beneficial interest as of the prior December month end. This list must include securities held in managed accounts, outside of investment accounts (e.g., physical stock certificates) and any private investments.

For each security held, the following information must be provided on the report:

•	Title and type of security

•	Ticker or CUSIP

•	Number of shares held, if applicable

•	Principal amount, if applicable

•	Name of broker, dealer or bank where the security is held

•	Date the report was submitted

Access Persons will log into ComplySci, review the list of holdings (if any), and certify that the information is accurate and complete.

Access Persons with accounts that do not feed into the system directly may do one of the following to satisfy the annual holdings report requirement:

•	Upload the December month-end account statements (or equivalent statement that shows the list of holdings and the required information listed above as of December month end), or

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•	Enter the securities into the system.

Investment Accounts Report

Annually, Access Persons will log into ComplySci, review their list of reportable accounts, and certify that the list is accurate and complete. This certification is due 30 days after the year end.

Exemptions to Reporting Requirements

The following types of accounts are exempt from the reporting requirements set forth in the Code:

•	529 accounts

•	Prior employer’s 401K/retirement plan if such plan allows only open-end mutual funds (not advised by Breckinridge)

•	Accounts opened with mutual fund companies that allow only open-end mutual funds (not advised by Breckinridge)

Compliance may exempt other investment accounts that present minimal conflicts to clients and the firm from the reporting requirements. Employees may be required to provide additional certifications to the exempted accounts.

Distribution and Acknowledgement

Compliance will distribute the Code (usually as a part of the firm’s compliance manual) to all new employees, who will provide written acknowledgement that they have received the manual and will comply with the policies contained therein. All employees will be required to provide annual certifications to their compliance with the Code (either as a stand-alone document or as part of the compliance manual).

Annual Review

The Code will be reviewed no less than annually to ensure its adequacy and implementation effectiveness. Typically, this review will be conducted as a part of the of the compliance program review that is required under Rule 206(4)-7. Any amendments to the Code will be distributed to and acknowledged by employees.

Training

Compliance will either conduct or coordinate periodic training of the Code for employees. New employees will receive Code training as part of their compliance overview session. Attendance acknowledgements are retained by Compliance.

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Recordkeeping

The following records will be maintained in a readily accessible place:

•	A copy of each Code that has been in effect at any time during the past six years;

•	A record of any Code violation and any action taken as a result of such violation for six years from the end of the fiscal year in which the violation occurred;

•	A record of all written acknowledgements of receipt of the Code and amendments for each person who is currently, or within the past six years was, a supervised person;

•	These records must be kept for six years after the individual ceases to be a supervised person of the firm.

•	Holdings and transactions reports made pursuant to the Code, including any brokerage confirmation and account statements made in lieu of these reports;

•	A list of the names of persons who are currently, or within the past six years were, Access Persons;

•	A record of any decision and supporting reasons for approving limited and initial public offerings for at least six years after the end of the fiscal year in which approval was granted.

Disclosure of the Code of Ethics

Breckinridge will describe its Code in Part 2 of Form ADV and, upon request, furnish clients with a copy of the Code. Client requests for the Code may be directed to Compliance (compliance@breckinridge.com).

June 2019

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